July 15, 2024

Stephen Kadenacy
Chief Executive Officer
SilverBox Corp IV
1250 S. Capital of Texas Highway
Building 2, Suite 285
Austin, TX 78746

       Re: SilverBox Corp IV
           Registration Statement on Form S-1
           Filed June 18, 2024
           File No. 333-280315
Dear Stephen Kadenacy:

        We have reviewed your registration statement and have the following comments. It appears you have included disclosure intended to address the new rules and amendments relating to special purpose acquisition companies. Please note that our comments in this letter reflect your choice to file a registration statement that includes disclosure based on these rules before such disclosure was required.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please state whether the redemptions will be subject to any limitations, such as the
       $5,000,001 net tangible asset requirement and for shareholders holding more than 15% of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K. Also disclose the
          certain conditions as further described herein    relating to the
redemptions or provide a
       cross-reference to the detailed disclosure in the prospectus.
2. Please revise your disclosure throughout the filing to reflect that your sponsor will purchase 400,000 rather than 4,000,000 units.
 July 15, 2024
Page 2

3. With respect to the 350,000 private placement units that the sponsor non-managing members have expressed an interest to purchase, please clarify whether these units are part of or in addition to the 400,000 private placement units to be purchased by your sponsor.
4. In the paragraph where you disclose the payment for office space, please also disclose the amount of loan reimbursements. See Item 1602(a)(3) of Regulation S-K.
5. In the paragraph where you disclose the dilution relating to the founder shares, also disclose that the anti-dilution adjustment to the founder shares may result in material dilution of the public shares. See Item 1602(a)(3) of Regulation S-K.
6. In the paragraph where you disclose conflicts of interest, please highlight the cross-
       reference. See Item 1602(a)(5) of Regulation S-K.
7. In the paragraph where you disclose the financial advisory services provided by SilverBox
       Securities, please state there may be actual material conflicts of interest between
       SilverBox Securities and purchasers in the offering and provide a highlighted cross-
       reference to the detailed disclosure in the prospectus. See Item 1602(a)(3) and Item
       1602(a)(5) of Regulation S-K.
8. Please provide a cross-reference to all the sections in the prospectus for disclosures related to each of compensation, dilution, and material conflicts of interest, as required by
       Item 1602(a)(3), (4), and (5) of Regulation S-K.
Summary, page 1

9. In your table on page 4, please also disclose the amount of loan reimbursements and the anti-dilution adjustment of the founder shares. Also, describe the extent to which this compensation and securities issuance may result in a material dilution of the purchasers equity interests. See Item 1602(b)(6) of Regulation S-K.
10. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item
       1602(b)(4) of Regulation S-K.
11. We note your disclosure that you may need to obtain additional financing either to complete an initial business combination or because you become obligated to redeem a significant number of your public shares. Please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.
12. Where you disclose conflicts of interest throughout the filing, as applicable, please also disclose that the executive officers of SilverBox III and SilverBox IV are identical and that SilverBox III has not yet identified a target for a business combination. Therefore, there appears to be a material conflict of interest in seeking potential targets. Also disclose the actual conflict of interest that SilverBox Securities LLC has in acting as your independent financial advisor in connection with the offering. See Item 1602(b)(7) and
       Item 1603(b) of Regulation S-K.
13. Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also
 July 15, 2024
Page 3

       disclose the conflicts of interest relating to repayment of loans, reimbursements of expenses, and the payment to SilverBox Securities that will be paid upon completion of a business combination and the potential fees to SilverBox Securities for financial advisory services. Finally, disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with members of your management team, Founder Group or Advisory Group. See Item 1602(b)(7) of Regulation
       S-K.
Risk Factors, page 49

14. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or
       ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
If we are deemed to be an investment company under the Investment Company Act, page 75

15. Please revise your disclosure in this section to state clearly that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.
       Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Proposed Business, page 107

16. Under Overview, please also describe the experience of the sponsor in organizing
       Boxwood Merger Corp. and the business combination with Atlas Technical Consultants,
       Inc. Also disclose that SilverBox III has not yet identified a target for a business combination. See Item 1603(a)(3) of Regulation S-K. Please clarify how opportunities to acquire targets are allocated among SPACs.
17. Under Our Sponsor, based on the indications of interest by the sponsor non-managing members and the intentions of each Advisory Group member to invest in the sponsor, please disclose the persons who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of
       Regulation S-K.
 July 15, 2024
Page 4

18. In the table on page 108, please also describe the amount of loan reimbursements, the anti-dilution adjustment of the founder shares, and repayment of out-of-pocket expenses.
       Also disclose that in addition to the services agreement with SilverBox Securities in connection with this offering, you may pay SilverBox Securities fees for services provided after the offering. Finally, disclose the circumstances under which the sponsor, directly or indirectly, has transferred or could transfer ownership of your securities to the sponsor non-managing members and the Advisory Group members. See Item 1603(a)(6)
       of Regulation S-K.
19. In the table on page 109, please also describe the lock up agreement with the underwriter referred to on page 197 and the transfers permitted by virtue of the
sponsor   s LLC
       agreement referenced in romanette (iv). See Item 1603(a)(9) of Regulation S-K. Also explain how these restrictions relate to your agreements with the sponsor non-managing members, the Advisory Group members, and any other potential sponsors. Also disclose any circumstances under which the sponsor could forfeit securities, such as in connection with a de-SPAC. See Item 1603(a)(6) of Regulation S-K.
Management, page 145

20. Under Conflicts of Interest and throughout the filing you refer to your Advisory Group without identifying the individual members or describing any actual or potential material conflicts of interest related to these members. Please identify the members in your
       Advisory Group and describe the specific material conflicts of interests. File any agreements with any members of your Advisory Group as exhibits.
21. Please state the basis for your statement that you do not believe that the fiduciary, contractual or other obligations or duties of your officers or directors will materially affect your ability to complete a business combination.
22. Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also disclose the conflicts of interest relating to repayment of loans, reimbursements of expenses, and the payment to SilverBox Securities that will be paid upon completion of a business combination and the potential fees to SilverBox Securities for financial advisory services. Finally, disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with members of your management team, Founder Group or Advisory Group. See Item 1603(b) of Regulation S-
       K.
23. Please disclose any circumstances under which the sponsor may forfeit shares in connection with a de-SPAC transaction, such as in connection with a PIPE financing or earnout provision. See Item 1603(a)(6) of Regulation S-K.
Exhibits

24. Please file the services agreement with SilverBox Securities as an exhibit.
General

25. We note your disclosure that the sponsor non-managing members have indicated an interest to purchase 17,060,000 units in this offering at the offering price. We also note that the sponsor non-managing members may purchase a different amount for which they
 July 15, 2024
Page 5

       indicated an interest in buying. So that investors will be able to understand the minimum amount of your securities that will enter the public market through sales to the public, as opposed to the sponsor non-managing members, please disclose whether there is a ceiling on the amount that may be purchased by the sponsor non-managing members
and
       quantify any ceiling. If there is no ceiling, disclose the potential material impact on the public investors. Additionally, please tell us whether the limited number of public
       investors would impact the company   s eligibility to list its
securities on the NYSE. Please
       provide appropriate risk factor disclosure, including the potential conflicts of interest with the sponsor non-managing members in approving your business combination
and
       otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement units, and the ability to pursue a business combination with a company that is affiliated with the sponsor non-managing members, as noted on page 11.
26. We note that the sponsor non-managing members have indicated an interest to purchase approximately 74% of the units in the public offering. Please identify the twelve institutional investors, the number of units that each of these investors have indicated an interest in purchasing in the offering, and file any agreements with such investors as exhibits. Also, disclose the maximum percentage of the offering that could be purchased by these investors.
27.    Please disclose whether the sponsor non-managing members    units would
be subject to a
       lock up agreement, including a lock up agreement with the underwriters. Also, please clarify whether the institutional investors would be subject to any limitations on voting or disposition or otherwise with regard to the securities they may acquire in this offering.
28. Please describe in greater detail the nature of the discussions or communications that
       SBXC officers have had with business combination partners considered by SBXC in relation to a potential business combination outside of SBXC.
29. Please tell us whether SilverBox Securities LLC plans to make a market in the securities.
       If so, amend the registration statement to register the market-making activities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 15, 2024
Page 6

       Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Jonathan Ko, Esq.